UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________________	Commission File Number ________________________________

GOLDMINING INC.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

1040

(Primary Standard Industrial Classification Code Number)

Not Applicable

(I.R.S. Employer Identification Number)

Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, Canada

(604) 630-1000

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares	GLDG	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form: Annual information form Audited annual financial statements:

☐ Annual information form          ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ YES     ☒ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ YES     ☐ NO

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

GoldMining Inc. (the "Company") is a Canadian public company whose common shares are listed on the Toronto Stock Exchange. The Company is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

References to the "Registrant" or "GOLD" in this Registration Statement mean GoldMining Inc. and its subsidiaries, unless the context suggests otherwise.

PRINCIPAL DOCUMENTS

Each of the documents that is filed as an exhibit to this Registration Statement, as set forth in the Exhibit Index attached hereto, is incorporated by reference herein.

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.95, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.81 to Exhibit 99.95, inclusive, as set forth in the Exhibit Index attached hereto and as required by General Instruction D.(9) of Form 40-F.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, as amended, collectively referred to as "forward-looking statements". Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "estimates", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "should" or "will" be taken, occur or be achieved.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the industry and markets in which the Company operates including: (i) assumptions about general business and economic conditions; (ii) the availability of equity and other financing on reasonable terms or at all, including necessary financing to meet the Company's contractual obligations to maintain its property interests or exercise mineral options; (iii) commodities prices; (iv) the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof; (v) the Company's ability to identify, complete and integrate additional mineral interests on reasonable terms or at all; (vi) the Company's ability to complete additional transactions relating to its strategy in respect of Gold Royalty Corp. as contemplated or at all. Investors are cautioned that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including, but not limited to: the Company's limited operating history; general economic conditions; the Company not being able to obtain necessary financing on acceptable terms or at all; the Company losing or abandoning its property interests; the Company's properties being in the exploration stage and without known bodies of commercial ore; the Company being able to obtain or maintain all necessary permits, licenses and approvals; environmental laws and regulations becoming more onerous; potential defects in title to the Company's properties; fluctuating exchange rates; fluctuating commodities prices; operating hazards and other risks of the mining and exploration industry; competition; potential inability to find suitable acquisition opportunities and/or complete the same; and other risks and uncertainties listed in the Company's public filings, including those set out under "Risk Factors" in the Company's most recently filed Annual Information Form (the "AIF") filed as Exhibit 99.38 to this Registration Statement and its management's discussion and analysis for the three and six months ended May 31, 2020 filed as Exhibit 99.10 to this Registration Statement. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement.

There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING REQUIREMENTS

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

CAUTIONARY NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral resource and mineral reserve disclosure in this Registration Statement and the documents incorporated by reference herein have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") pursuant to SEC Industry Guide 7 applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act of 1933, as amended, or the Exchange Act. As such, information contained or incorporated by reference in this Registration Statement concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Industry Guide 7.

Mineral resource estimates included in this Registration Statement and in any document incorporated by reference herein or therein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System, as required by Canadian securities regulatory authorities. In particular, this Registration Statement and any document incorporated by reference herein, include the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource." While these terms are recognized and required by Canadian regulations (under NI 43-101), SEC Industry Guide 7 does not recognize them. In addition, documents incorporated by reference in this Registration Statement may include disclosure of "contained ounces" of mineralization. Although such disclosure is permitted under Canadian regulations, SEC Industry Guide 7 only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7, as interpreted by the staff of the SEC, mineralization may not be classified as a "reserve" for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards pursuant to Industry Guide 7.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. "Inferred mineral resources" have a lower level of confidence than an "indicated mineral resource" and must not be converted to a mineral "reserve". The quantity and grade of reported "inferred resources" in this estimation are uncertain in nature and there has been insufficient exploration to define these "inferred resources" as an "indicated or measured" mineral resource and it is uncertain if further exploration will result in upgrading them to an "indicated or measured" mineral resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with SEC Industry Guide 7.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF THE SECURITIES

The required disclosure is included under the heading "Description of Capital Structure" in the Registrant's AIF for the fiscal year ended November 30, 2019, filed as Exhibit 99.38 to this Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Registrant's contractual obligations, including payments due for each of the next five years and thereafter as at November 30, 2019:

Contractual Obligations	Payments Due by Period
	Total (C$)	Less than 1 year (C$)	1 – 3 years (C$)	3 – 5 years (C$)	After 5 years (C$)
Office and Storage Leases	191,483	162,210	29,273	-	-
Land Access Agreement(1)	15,391	15,391	-	-	-
Mineral Rights Agreement - Boa Vista Project(2)	1,011,402	-	1,011,402	-	-
Mineral Property Option Agreement - Surubim Project(3)	941,738	53,156	835,426	-	-
Surface Rights Lease Agreement - La Mina Project(4)	272,425	66,445	73,090	-	-
Total Contractual Obligations	2,432,439	297,202	1,919,918	-	-

(1)	Payment is converted from R$49,000 to C$15,391 using the period end exchange rate of R$3.1837/C$1.
(2)	Payment is converted from R$3,220,000 to C$1,011,402 using the period end exchange rate of R$3.1837/C$1.
(3)	Payment is converted from US$708,660 to C$941,738 using the period end exchange rate of US$0.7525/C$1.
(4)

Payment is converted from US$205,000 to C$272,425 using the period end exchange rate of US$0.7525/C$1. The US$205,000 contractual obligation includes a US$25,000 payment made subsequent to November 30, 2019.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 25, 2020
GOLDMINING INC.

/s/ Garnet Dawson
Garnet Dawson
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Material change report dated September 22, 2020.
99.2	News release dated September 21, 2020.
99.3	News release dated September 3, 2020.
99.4	News release dated August 31, 2020.
99.5	News release dated August 13, 2020.
99.6	News release dated August 5, 2020.
99.7	News release dated July 15, 2020.
99.8	Certification of interim filings – CEO, dated July 14, 2020.
99.9	Certification of interim filings – CFO, dated July 14, 2020.
99.10	Management's discussion and analysis for the three and six months ended May 31, 2020.
99.11	Condensed consolidated interim financial statements for the three and six months ended May 31, 2020 and 2019 (unaudited).
99.12	Technical report on Almaden Gold Property dated effective April 1, 2020.
99.13	Material change report dated June 30, 2020.
99.14	News release dated June 24, 2020.
99.15	News release dated June 16, 2020.
99.16	Technical report on Yarumalito Gold-Copper Property dated effective April 1, 2020.
99.17	News release dated June 3, 2020.
99.18	News release dated June 3, 2020.
99.19	News release dated May 21, 2020.
99.20	Report of voting results with respect to the Annual General Meeting of the Company held on May 21, 2020.
99.21	News release dated May 5, 2020.
99.22	Certification of interim filings – CEO, dated April 14, 2020.
99.23	Certification of interim filings – CFO, dated April 14, 2020.
99.24	Management's discussion and analysis for the three months ended February 29, 2020.
99.25	Condensed consolidated interim financial statements for the three months ended February 29, 2020 and February 28, 2019 (unaudited).
99.26	Form of proxy with respect to the Annual General Meeting of the Company held on May 21, 2020.
99.27	Management information circular dated April 3, 2020.
99.28	Notice of meeting with respect to the Annual General Meeting of the Company held on May 21, 2020.
99.29	Notice-and-access notice to shareholders with respect to the Annual General Meeting of the Company held on May 21, 2020.
99.30	Code of business conduct and ethics dated April 3, 2020.
99.31	Material change report dated March 3, 2020.
99.32	News release dated March 3, 2020.
99.33	News release dated February 24, 2020.
99.34	News release dated February 24, 2020.
99.35	Notice of meeting and record date with respect to the Annual General Meeting of the Company held on May 21, 2020.
99.36	Certification of annual filings – CEO, dated February 24, 2020.

Exhibit Number	Description
99.37	Certification of annual filings – CFO, dated February 24, 2020.
99.38	Annual information form dated February 21, 2020.
99.39	Management's discussion and analysis for the year ended November 30, 2019.
99.40	Class 1 Reporting Issuer participation fee (Alberta) dated February 24, 2020.
99.41	Consolidated financial statements for the years ended November 30, 2019 and 2018 (audited).
99.42	Class 1 Reporting Issuer participation fee (Ontario) dated February 24, 2020.
99.43	News release dated January 30, 2020.
99.44	News release dated January 21, 2020.
99.45	News release dated December 3, 2019.
99.46	News release dated November 4, 2019.
99.47	Certification of interim filings – CEO, dated October 11, 2019.
99.48	Certification of interim filings – CFO, dated October 11, 2019.
99.49	Management's discussion and analysis for the three and nine months ended August 31, 2019.
99.50	Condensed consolidated interim financial statements for the three and nine months ended August 31, 2019 and 2018 (unaudited).
99.51	Letter from former auditor, dated August 30, 2019.
99.52	Letter from successor auditor, dated August 30, 2019.
99.53	Notice of change of auditor, dated August 30, 2019.
99.54	Certification of interim filings – CEO, dated July 11, 2019.
99.55	Certification of interim filings – CFO, dated July 11, 2019.
99.56	Management's discussion and analysis for the three and six months ended May 31, 2019.
99.57	Condensed consolidated interim financial statements for the three and six months ended May 31, 2019 and 2018 (unaudited).
99.58	Report of voting results with respect to the Annual General and Special Meeting of the Company held on May 23, 2019.
99.59	News release dated May 23, 2019.
99.60	News release dated April 17, 2019.
99.61	Technical report on Yellowknife Gold Project dated effective March 1, 2019.
99.62	Form of proxy with respect to the Annual General and Special Meeting of the Company held on May 23, 2019.
99.63	Management information circular dated April 5, 2019.
99.64	Notice of meeting with respect to the Annual General and Special Meeting of the Company held on May 23, 2019.
99.65	Notice-and-access notice to shareholders with respect to the Annual General and Special Meeting of the Company held on May 23, 2019.
99.66	Certification of interim filings – CEO, dated April 11, 2019.
99.67	Certification of interim filings – CFO, dated April 11, 2019.
99.68	Management's discussion and analysis for the three months ended February 28, 2019.
99.69	Condensed consolidated interim financial statements for the three months ended February 28, 2019 and 2018 (unaudited).

Exhibit Number	Description
99.70	News release dated March 4, 2019.
99.71	Notice of meeting and record date with respect to the Annual General and Special Meeting of the Company held on May 23, 2019.
99.72	News release dated February 28, 2019.
99.73	Certification of annual filings – CEO, dated February 28, 2019.
99.74	Certification of annual filings – CFO, dated February 28, 2019.
99.75	Annual information form dated February 28, 2019.
99.76	Management's discussion and analysis for the year ended November 30, 2018.
99.77	Class 1 Reporting Issuer participation fee (Alberta) dated February 28, 2019.
99.78	Consolidated financial statements for the years ended November 30, 2018 and 2017 (audited).
99.79	Class 1 Reporting Issuer participation fee (Ontario) dated February 28, 2019.
99.80	News release dated January 9, 2019.
99.81	Consent of PricewaterhouseCoopers LLP.
99.82	Consent of Ernst & Young LLP.
99.83	Consent of Gregory Z. Mosher.
99.84	Consent of Scott E. Wilson.
99.85	Consent of Porfirio Cabaleiro Rodriguez.
99.86	Consent of Leonardo de Moraes Soares.
99.87	Consent of Robert E. Cameron.
99.88	Consent of Joseph A. Kantor.
99.89	Consent of Gary H. Giroux.
99.90	Consent of Jim Cuttle.
99.91	Consent of Michael Schmulian.
99.92	Consent of SRK Consulting (U.S.), Inc.
99.93	Consent of Irvine R. Annesley.
99.94	Consent of Roy Eccles.
99.95	Consent of Paulo Pereira.